DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR  May 19, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable





                             FORM 27

               MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    May 19, 2004

3.  Press Release
    -------------

    May 19, 2004

4.  Summary of Material Change
    --------------------------

Correcting Press Release Issued May 18, 2004 to amend the last three sentences of the 1st paragraph of the release

Vancouver, B. C., Canada. May 19, 2004 - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced audited results for its fiscal year-end of December 31, 2003. The loss for the year was $4.98 million down from $5.26 million in 2002. This loss includes a non-cash charge of $2.43 million for stock-based compensation (2002: $1.33 million). General and administrative expenses increased to $2.69 million from $1.48 million in 2002 reflecting increased staffing and other expenses related to establishment of the first commercial BioOil operation now under construction in Ontario. R&D expenses increased to $512,981 from $165,265 in 2002 reflecting increased development of alternative feedstock applications and other innovations. The weighted average number of outstanding shares for the year 2003 increased to approximately 57 million from 45 million for the year 2002. Total outstanding shares as at December 31, 2003 were 69,915,654. Total shareholders' equity as of year-end was $1.72 million up from a deficiency of ($671,812).

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

5.  Full Description of Material Change
    -----------------------------------
    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 19th day of May, 2004


                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)         "Richard Lin"
                                            Richard Lin
                                            Chairman









IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



DYNAMOTIVE ENERGY SYSTEMS CORPORATION           News Release - May 19th, 2004

                 Dynamotive Releases 2003 Results

Vancouver, B. C., Canada. May 19, 2004 - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced audited results for its fiscal year-end of December 31, 2003. The loss for the year was $4.98 million down from $5.26 million in 2002. This loss includes a non-cash charge of $2.43 million for stock-based compensation (2002: $1.33 million). General and administrative expenses increased to $2.69 million from $1.48 million in 2002 reflecting increased staffing and other expenses related to establishment of the first commercial BioOil operation now under construction in Ontario. R&D expenses increased to $512,981 from $165,265 in 2002 reflecting increased development of alternative feedstock applications and other innovations. The weighted average number of outstanding shares for the year 2003 increased to approximately 57 million from 45 million for the year 2002. Total outstanding shares as at December 31, 2003 were 69,915,654. Total shareholders' equity as of year-end was $1.72 million up from a deficiency of ($671,812).

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000             Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005            Email: investor@DynaMotive.com
Website: www.DynaMotive.com


Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.